Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Relating to Preliminary Prospectus Supplement dated February 10, 2014

Registration No. 333-193841

35,000,000 Shares

Common Shares

This free writing prospectus of Freescale Semiconductor, Ltd., an exempted company limited by shares incorporated under the laws of Bermuda (the “Company”), relates only to the offering of its common shares, par value $0.01 per share (the “Common Shares”), described in, and should be read together with, the preliminary prospectus supplement dated February 10, 2014 (the “Preliminary Prospectus Supplement”), filed by the Company with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended. The Preliminary Prospectus Supplement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1392522/000119312514041722/d671322d424b3.htm

This free writing prospectus updates the Preliminary Prospectus Supplement and should be read together with the Preliminary Prospectus Supplement, including the section entitled ‘‘Risk Factors’’ beginning on page S-15 of the Preliminary Prospectus Supplement. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus Supplement.

This free writing prospectus reflects the following updates to the Preliminary Prospectus Supplement.

1. The disclosure throughout the Preliminary Prospectus Supplement is updated to reflect that the Company is selling 35,000,000 Common Shares at a public offering price of $18.50 per share and is granting the underwriters the option to purchase up to an additional 5,250,000 Common Shares from the Company within thirty days from the date hereof.

2. As a result of the increase in the size of the offering, the disclosure on Page S-19 of the Preliminary Prospectus Supplement under “Use of Proceeds” (and the related portion of “Summary–The Offering” on page S-9 thereof) is updated to reflect that the Company estimates to receive net proceeds of $625 million from the sale of the Common Shares in the offering, after deducting underwriting discounts and commissions but before estimated offering expenses payable by the Company (which net proceeds will increase by approximately $94 million if the underwriters exercise their option to purchase additional shares in full) and expects Freescale Inc. to use the net proceeds to repay an aggregate of approximately $597 million in outstanding indebtedness (or $680 million in outstanding indebtedness if the underwriters exercise their option to purchase additional shares in full) as follows:

•	$264 million principal amount of 10.125% Senior Subordinated Notes due 2016;

•	$276 million principal amount of 8.05% Senior Unsecured Notes due 2020 (or $359 million principal amount if the underwriters exercise their option to purchase additional shares in full); and

•	$57 million principal amount of Senior Unsecured Floating Rate Notes due 2014.

Freescale Inc. currently expects to redeem each of the foregoing amounts and series of notes. If Freescale Inc. redeems the notes as specified above, Freescale Inc. would pay $38 million (or $49 million if the underwriters exercise their option to purchase additional shares in full) in estimated accrued interest and premiums with a portion of the net proceeds from this offering, together with cash on hand. The actual amount to be repaid under each series, the timing of repayment and the method of repayment may change depending upon pricing terms available for each method of repayment, which could include redemptions, open market purchases, privately negotiated transactions or tender offers, or some combination thereof. Regardless of such changes among series to be repaid or to the timing and method of repayment, we would still intend to use such amount of net proceeds, together with cash on hand, to repay an aggregate of approximately $597 million principal amount of indebtedness (or $680 million principal amount if the underwriters exercise their option to purchase additional shares in full). There are no alternative intended uses for such net proceeds. The foregoing does not constitute a notice of redemption for, or an obligation to issue a notice of redemption for, or an offer to repurchase any of the outstanding notes. In the event that Freescale Inc. elects to exercise its redemption rights, the appropriate notice or notices of redemption will be issued at a later date or dates upon the terms and conditions set forth in the applicable indentures.

3. As a result of the increase in the number of Common Shares the Company is selling in the offering, the disclosure on Page S-15 of the Preliminary Prospectus Supplement under “Risk Factors–Risks Related to Our Common Shares and This Offering–The Sponsors control us and may act in a manner that advances their best interests and not necessarily those of our shareholders.” is updated to reflect that, upon consummation of the offering, Freescale LP will own approximately 67% of the Company’s issued and outstanding Common Shares (or approximately 66% if the underwriters exercise their option to purchase additional shares in full), based on Common Shares issued and outstanding as of December 31, 2013.

4. As a result of the increase in the Company’s estimate of the repayment of indebtedness, the disclosure on Page S-21 of the Preliminary Prospectus Supplement in the table under “Capitalization” is updated to reflect that as of December 31, 2013, Total debt, on an as adjusted basis, would have been $5,915 million, Additional paid-in capital, on an as adjusted basis, would have been $8,951 million and Total capitalization, on an as adjusted basis, would have been $1,946 million.

5. The Company’s historical net tangible book value as of December 31, 2013 was a deficit of approximately $4,646 million or $(17.99) per common share. As a result of the increase in the size of the offering, the disclosure on Page S-23 of the Preliminary Prospectus Supplement under “Dilution” is updated to reflect that, after giving effect to the sale by the Company of 35,000,000 Common Shares in the offering, and after deducting underwriting discounts and commissions and the application of the net proceeds as described above in paragraph 2, the Company’s as adjusted net tangible book value as of December 31, 2013 would have been a deficit of approximately $4,049 million or approximately $(13.80) per share. This represents an immediate increase in net tangible book value of approximately $4.19 per share to the Company’s existing shareholders and an immediate dilution in as adjusted net tangible book value of approximately $32.30 per share to new investors. If the underwriters exercise their option to purchase additional shares in full, the Company’s as adjusted net tangible book value as of December 31, 2013 would have been a deficit of approximately $3,966 million or approximately $(13.28) per share, representing an immediate increase in as adjusted net tangible book value to the Company’s existing shareholders of $4.71 per share and an immediate dilution to investors participating in the offering of $31.78 per share.

THE COMPANY HAS FILED A PRELIMINARY PROSPECTUS SUPPLEMENT WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PRELIMINARY PROSPECTUS SUPPLEMENT AND THE OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THE OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. ALTERNATIVELY, THE PRELIMINARY PROSPECTUS SUPPLEMENT MAY BE OBTAINED FROM GOLDMAN, SACHS & CO., PROSPECTUS DEPARTMENT, 200 WEST STREET, NEW YORK, NY 10282, TELEPHONE: 1-866-471-2526, FACSIMILE: 212-902-9316, OR BY EMAILING PROSPECTUS-NY@NY.EMAIL.GS.COM; CITIGROUP GLOBAL MARKETS INC., ATTN: BROADRIDGE FINANCIAL SOLUTIONS, 1155 LONG ISLAND AVENUE, EDGEWOOD, NY 11717, OR BY TELEPHONE AT 1-800-831-9146; CREDIT SUISSE SECURITIES (USA) LLC, ATTN: PROSPECTUS DEPARTMENT, ONE MADISON AVENUE, NEW YORK, NEW YORK 10010, OR BY TELEPHONE AT (800) 221-1037, OR BY EMAIL AT NEWYORK.PROSPECTUS@CREDIT-SUISSE.COM; DEUTSCHE BANK SECURITIES INC., ATTN: PROSPECTUS GROUP, 60 WALL STREET, NEW YORK, NEW YORK 10005-2836, TELEPHONE: (800) 503-4611 (TOLL FREE), E-MAIL: PROSPECTUS.CPDG@DB.COM; BARCLAYS CAPITAL INC., C/O BROADRIDGE FINANCIAL SOLUTIONS, 1155 LONG ISLAND AVENUE, EDGEWOOD, NY, 11717, TELEPHONE: (888) 603-5847, EMAIL: BARCLAYSPROSPECTUS@BROADRIDGE.COM; J.P. MORGAN SECURITIES LLC, ATTN: BROADRIDGE FINANCIAL SOLUTIONS, 1155 LONG ISLAND AVENUE, EDGEWOOD, NY 11717, OR BY TELEPHONE AT (866) 803-9204; AND MORGAN STANLEY & CO. LLC, ATTENTION: PROSPECTUS DEPARTMENT, 180 VARICK STREET, 2ND FLOOR, NEW YORK, NY 10014.